Exhibit 99.1

CHINA SUNERGY ANNOUNCES DEPARTURE OF CHIEF FINANCIAL OFFICER

NANJING, China, Nov. 2, 2010 /PRNewswire-Asia/ -- China Sunergy Co., Ltd. (Nasdaq: CSUN) ("China Sunergy" or the "Company") a leading solar cell and module manufacturer based in Nanjing, China, today announced that its chief financial officer, Mr. Siegfried Yi Chou Hsu, has resigned from his current role for personal reasons. His resignation is effective from October 31, 2010.

The search for his replacement has been initiated.  Meanwhile, China Sunergy has appointed Mr. Yongfei Chen as financial controller, who will manage the Company's daily financial operations, taking over part of the CFO’s function in the interim.  Mr. Stephen Zhifang Cai, CEO of China Sunergy will directly oversee the Company's investor relations programs, and FD will continue to be the primary contact with the investment community.   Mr. Chen will report directly to Mr. Cai until a new chief financial officer has been appointed.

"Mr. Hsu has made significant contributions to China Sunergy's financial management and investor relations.  We are grateful to Mr. Hsu for his service to the Company and wish him well in his future endeavors," said Mr. Cai.  "The search for a new chief financial officer is underway.  As we continue this search, I have full confidence in the ability of Mr. Yongfei Chen and the rest of our management team to continue to ensure our financial management progresses smoothly."

Mr. Yongfei Chen joined China Sunergy as financial controller on November 1st, 2010.  Prior to joining China Sunergy, Mr. Chen was the general manger of the finance department at China Electric Equipment Group, China Sunergy’s affiliated company, from 2008.  Mr. Chen holds a bachelor's degree in Industrial Management from Yanshan University in Hebei, China.

About China Sunergy Co., Ltd.:

China Sunergy Co., Ltd. (Nasdaq: CSUN) ("China Sunergy") is a specialized manufacturer of solar cell and module products in China.  China Sunergy manufactures solar cells from silicon wafers, which utilize crystalline silicon solar cell technology to convert sunlight directly into electricity through a process known as the photovoltaic effect, and assembles solar cells into solar modules.  China Sunergy sells these solar products to Chinese and overseas module manufacturers, system integrators, and solar power systems for use in various markets.

For more information please visit http://www.chinasunergy.com.

SOURCE China Sunergy Co., Ltd.